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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 17, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Hardy:

We are in receipt of your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors CEF Municipal Income ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1. Please file the Trust’s responses to the SEC staff’s (“Staff”) comments as correspondence on EDGAR at least five business days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 1.  We hereby acknowledge your comment.

Comment 2.  Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 2.  We hereby acknowledge your comment.

PROSPECTUS

Comment 3.  Please revise the cover page to note an effective date of August 29, 2020, (no later than eighty days pursuant to Rule 485(a)(1)).

Response 3. The Trust informs the Staff that it expects the filing made pursuant to Rule 485(b) will occur on or prior to August 29, 2020 and such filing will designate September 1, 2020 as the effective date.

Comment 4.  We note that the cover page states that the Fund’s Principal U.S. Listing Exchange is Cboe BZX Exchange, Inc. Please reconcile this with the disclosure stating the Fund’s shares are “expected to be approved for listing.”

Response 4. The disclosure has been revised accordingly.

Comment 5.  With respect to the Fee Table, please file the Advisory Agreement reflecting this revised arrangement as an exhibit to the registration statement. The Staff notes that the Advisory Agreement is a material contract pursuant to Item 28(h) of Form N-1A.

Response 5. We respectfully acknowledge your comment; however, the Trust notes that the applicable Advisory Agreement is incorporated by reference in Exhibit (d)(3) of the Registration Statement.

Comment 6.  With respect to the following disclosure in the “Expense Example” section, please include comparable disclosure in the “Fund Fees and Expenses” section: “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.”

Response 6. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Instruction 1(e)(i) to Item 3 of Form N-1A. In particular, we note that this Instruction requests issuers to modify the narrative to state “that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example.”

Comment 7.  Please revise the following disclosure in the “Expense Example” section to clarify that the expense example applies whether a shareholder holds or redeems shares of the Fund: “This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.”

Response 7. We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A.

Comment 8. In the “Principal Investment Strategies” section, please clarify whether all underlying Funds are closed-end funds. Please clarify that at least 80% of the Fund’s total assets or net assets plus borrowing for investment purposes will be invested in closed-end funds, given the Fund’s name. Please also revise the disclosure to state that CEFMX is an index of U.S.-listed closed-end funds that invest 100% of their assets in municipal securities, the income from which is exempt from U.S. federal income tax.

Response 8. We respectfully acknowledge your comment. The Fund is a fund of funds that has an 80% policy to invest at least 80% of its total assets in securities of issuers that comprise the CEFMX Index, as well as a fundamental investment policy to invest at least 80% of its assets in investments the income from which is exempt from U.S. federal income tax (other than AMT). The disclosure in the Principal Investment Strategies section of the prospectus states that the CEFMX Index is comprised of shares of U.S.-listed closed-end funds. Furthermore, the Trust notes that the CEFMX Index may contain a closed-end fund that invests in high yield securities. Such closed-end funds may occasionally hold a security that has lost its tax-exempt status. As such, we believe the referenced disclosure is appropriate.

Comment 9.  Please revise the “Summary Information–Principal Investment Strategies” section to specify when the Index will be rebalanced and reconstituted, the Index weighting methodology, and the number or range of securities included in the Index.

Response 9. We respectfully acknowledge your comment; however, we note that the “S-Network Municipal Bond Closed-End Fund Index” section of the Prospectus provides a fulsome description of the CEFMX Index (the “Index”) and the frequency of the Index’s rebalancing. Therefore, we respectfully decline to make revisions in response to the Staff’s comment.

Comment 10. The “Summary Information—Principal Investment Strategies” section contains disclosure stating that the Fund “may become” non-diversified. We note that in some places in the SAI, the disclosure states that the Fund is diversified, and in other places it says the Fund is not diversified. Please confirm whether the Fund is diversified and reconcile the disclosure throughout the registration statement.

Response 10. We respectfully acknowledge your comment. We note that the Fund is currently diversified but may in the future become non-diversified. The Fund intends to rely on the Stradley Ronon Stevens & Young, LLP, SEC No-Action letter (June 24, 2019). The disclosure has been revised accordingly.

Comment 11. Please revise the final paragraph in the “Summary Information–Principal Investment Strategies” section to clarify whether the Fund may concentrate its investments. We note that the Fund’s fundamental policy states that the Fund will not concentrate its investments. As such, the fundamental policy would need to be revised before this disclosure could apply.

Response 11. We respectfully acknowledge the comment and have revised the discrepancy.

Comment 12. Under “Summary Information–Principal Risks of Investing in the Fund,” please confirm whether the second paragraph under “Risks of Investing in Closed-End Funds” is needed, and delete if necessary.

Response 12. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 13. The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please update the Fund’s disclosure including “Market Risk,” “Municipal Securities Risk” and “Interest Rate Risk” to clarify how COVID-19 may affect the Fund and its investments or supplementally explain why additional revisions are not required.

Response 13. We respectfully acknowledge your comment. The Trust notes that its “Market Risk” disclosure has recently been updated to note that the securities markets may be affected by pandemics. Furthermore, the “Interest Rate” risk has recently been updated to note the prevailing historically low interest rate environment. We have made further minor revisions to the risk disclosure to account for the impact of the COVID-19 pandemic.

Comment 14.  In the “Municipal Securities Risk,” please identify all applicable states and tailor the disclosure as applicable to the state or states. Please include Puerto Rico Risk if the Fund invests significantly in municipal bonds issued by Puerto Rican municipalities.

Response 14. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 15. The Staff notes the Fund’s significant investment in closed-end funds and the liquidity profile of these investments. Please explain how the Fund determines its investment strategy is appropriate for the Fund’s open-end structure. Your response should include general market data on the types of investments made by the Fund and information concerning the relevant factors referenced in the Rule 22e-4 adopting release. Please also see IC Rel. 32325 (Oct. 13, 2015) at pp. 154-155.

Response 15. We respectfully acknowledge your comment; however, we treat this Fund as an “In-Kind Exchange Traded Fund,” as defined in Rule 22e-4, for the purposes of the Trust’s liquidity risk management program. We inform the Staff supplementally that this Fund assesses, manages and periodically reviews its liquidity risk in accordance with Rule 22e-4(b)(1)(i).

Comment 16. Please remove “Non-Diversification Risk” from the “Summary Information–Principal Risks of Investing in the Fund” section if the Fund is not actually non-diversified.

Response 16. We respectfully acknowledge your comment; however, pursuant to Response 10, we believe that the referenced disclosure is appropriate.

Comment 17. Please remove “Concentration Risk” from the “Summary Information–Principal Risks of Investing in the Fund” section or explain supplementally why this disclosure is included.

Response 17. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. We note that the Fund’s “Principal Investment Strategies” section states that “The Fund may concentrate its investments in a particular industry or group of industries to the extent that the CEFMX Index concentrates in an industry or group of industries.” Accordingly, we have included “Concentration Risk” in the “Summary Information–Principal Risks of Investing in the Fund” section.

Comment 18.  Please confirm that the “Performance” section will be updated prior to filing.

Response 18. We hereby confirm that the “Performance” section will be updated prior to filing.

Comment 19.  Please provide complete investment strategy of the Fund in the Item 9 disclosure pursuant to Item 9(b) of Form N-1A.

Response 19. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20. In the “Fundamental and Non-Fundamental Policies” section please disclose how much notice will be provided to shareholders upon the occurrence of material changes to the Fund.

Response 20. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 21. The Staff notes that risk disclosures included in “Additional Information about the Fund’s Investment Strategies and Risks–Risks of Investing in the Fund” are similar to the risk disclosure in “Summary Information–Principal Risks of Investing in the Fund.” Please provide additional detailed information for each risk factor included in this section.

Response 21. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 22. In the “Additional Non-Principal Investment Strategies” section, please clarify that the temporary defensive strategy may cause the Fund to not achieve its investment objective.

Response 22. The disclosure in the “Principal Investment Strategies” section has been revised to clarify that the Fund will not take temporary defensive positions that are inconsistent with its investment objective of seeking to replicate the Index. The referenced disclosure in the “Additional Non-Principal Investment Strategies” section has been removed.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23.  As noted above, please confirm whether the Fund is diversified or non-diversified and reconcile the disclosure throughout the SAI.

Response 23. The disclosure has been revised accordingly.

Comment 24.  With respect to Fundamental Restriction 4, please confirm whether the Fund is diversified or non-diversified and reconcile this disclosure.

Response 24. The disclosure has been revised accordingly.

Comment 25.  With respect to Fundamental Restriction 8, please add an explanatory note to the disclosure confirming that the portfolio will consider the investment of underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 25. The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 26.  With respect to Fundamental Restriction 8, please add disclosure that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 26. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

PART C

Comment 27.  Please file as an exhibit the new Advisory Agreement containing the revised fee structure pursuant to Item 28(h) of Form N-1A.

Response 27. We respectfully acknowledge your comment; however, the Trust notes that the applicable Advisory Agreement is incorporated by reference in Exhibit (d)(3) of the Registration Statement.

Comment 28.  Please explain why Exhibit (i)(55) “Opinion and Consent of Dechert LLP” is being filed by amendment in this filing.

Response 28. We respectfully acknowledge your comment. We note that Exhibit (i)(55) relates to a different series of the Trust.

* * * * *
If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai